UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2003

                            GRUPO TELEVISA, S.A.
                   -------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
------------------------------------------------------------------------------
                 (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F   X                               Form 40-F
                     -----                                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                        No    X
                 -----                                      -----

     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .)
                                                 -----

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[LOGO - TELEVISA]                               [LOGO - CABLEVISION]


FOR IMMEDIATE RELEASE
---------------------


          JEAN PAUL BROC HARO APPOINTED CHIEF EXECUTIVE OFFICER OF
                           EMPRESAS CABLEVISION

Mexico City, February 07, 2003 - Grupo Televisa, S.A. (NYSE:TV; BMV:TLEVISA
CPO), the largest media company in the Spanish-speaking world, and Empresas Cablevision, S.A. de C.V. (BMV:CABLE), the largest cable operator in Mexico, today announced that Jean Paul Broc Haro, General Manager of Televisa's pay television division, has been named the Chief Executive Officer of Cablevision, effective February 17. Xavier von Bertrab Mestre, currently Cablevision's Chief Executive Officer, is leaving the Company at that time to focus on his personal business interests.

During his tenure at Empresas Cablevision S.A. de C.V., Mr. von Bertrab led the Company's successful IPO in Mexico and was instrumental in launching Cablevision's digital service package.

Mr. Broc commented, "It is an honor to succeed Xavier, who has dutifully served Grupo Televisa for 10 years, and whose leadership has guided Cablevision's success for the past year. I look forward to working with the rest of the Company's strong management team to continue to drive Cablevision to new heights."

Emilio Azcarraga Jean, Grupo Televisa's Chairman and Chief Executive Officer, said, "Jean Paul has done a terrific job running Televisa's pay television division and played a key role in the consolidation of Televisa's pay television business. I have every confidence that Cablevision will continue to thrive under his leadership."

Mr. Azcarraga added, "On a personal note, not only has Xavier been a tremendous asset to Grupo Televisa for the past 10 years, he is also a close friend to many and will be greatly missed. I know the entire Grupo Televisa family joins me in wishing Xavier the best in his future endeavors."

As General Manager of Televisa's pay television division, Mr. Broc was responsible for the programming, production and marketing of Televisa's pay TV channels. He also played an essential role in the recently announced joint venture with Univision to operate and distribute pay TV channels in the United States. Mr. Broc has more than 18 years of experience working in various capacities in Televisa's television division. He holds an Engineering degree in Electronics and Communications from the Instituto Tecnologico y de Estudios Superiores de Monterrey and a graduate degree from the IPADE institute in Mexico City.

ABOUT GRUPO TELEVISA S.A.
Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, music recording, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

ABOUT EMPRESAS CABLEVISION S.A.
Empresas Cablevision, S.A. de C.V. is the largest cable operator in Mexico based on the number of subscribers and homes passed. The concession area consists of Mexico City and surrounding areas in the State of Mexico, which is one of the largest cable television markets in Latin America.


                                    ###



Investor Contacts:

In Mexico:                              In U.S. & Europe:


ALBERTO ISLAS                           ADAM MILLER / ROBERT MALIN
Grupo Televisa, S.A.                    The Abernathy MacGregor Group
Av. Vasco de Quiroga No. 2000           501 Madison Avenue
Colonia Santa Fe                        New York, NY 10022
01210 Mexico, D.F.                      (212) 371-5999
(5255) 5261-2000

GUADALUPE PHILLIPS
Empresas Cablevision, S.A. de C.V.
Dr. Rio de la Loza 182
Colonia Doctores
06724 Mexico, D.F.
(5255) 5227-1500

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 11, 2003                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President